                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        _________________________________

                                    FORM 10-Q
     (Mark One)
     [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the quarterly period ended   SEPTEMBER 30, 1995  .
                                          ---------------------
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the transition period from ____________ to ____________.

                         Commission file number 2-97923C

                           WELLSTEAD INDUSTRIES, INC.
              ----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                        35-1636466
      ------------------------------                  --------------------
     (State or other jurisdiction of                     (I.R.S. Employer
     incorporation or organization)                      Identification No.)

                581 BOYLSTON STREET, SUITE 500, BOSTON, MA  02116
        ----------------------------------------------------------------
          (Address of principal executive offices)        (Zip Code)

Registrant's telephone number including area code:     (617) 424-8090
                                                      ----------------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports). and (2) has been subject to such filing requirements for the past 90 days.

                         YES     X            NO
                              ------              -----

Indicate the number of shares outstanding or each of the issuer's classes of common stock, as of the latest practicable date.

          CLASS                    SHARES OUTSTANDING AT NOVEMBER 10, 1995
      ---------------              ---------------------------------------
       Common Stock                            1,195,240

                         PART 1 -- FINANCIAL INFORMATION

     This report is filed for Wellstead Industries, Inc. The interim financial statements have not been examined by independent accountants, but in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation.

ITEM 1 -- FINANCIAL STATEMENTS

                           WELLSTEAD INDUSTRIES, INC.
                     CONSOLIDATED BALANCE SHEETS (unaudited)
                                 (in thousands)



                                                                   Sept. 30,           December 31,
                       ASSETS                                         1995                 1994
                                                                      ----                 ----
Current assets:
  Cash . . . . . . . . . . . . . . . . . . .                      $    (294)           $    109
  Receivables
     Trade, less allowance for doubtful accounts of
     $1,988 and $2,088 respectively. . . . .                          3,174               4,456
  Inventories. . . . . . . . . . . . . . . .                          3,016               5,085
  Prepaids . . . . . . . . . . . . . . . . .                             61                 145
  Other. . . . . . . . . . . . . . . . . . .                             45                  58
                                                                    -------             -------

     Total current assets. . . . . . . . . .                          6,002               9,853
                                                                    -------             -------

Land & Buildings held for sale, less valuation
  allowance of $765. . . . . . . . . . . . .                          1,135               1,135

Property, plant and equipment, at cost:
  Building and improvements. . . . . . . . .                             16                 399
  Machinery and equipment. . . . . . . . . .                          1,984               2,583
                                                                    -------             -------

  Less accumulated depreciation. . . . . . .                          1,665               1,743
                                                                    -------             -------
                                                                        335               1,239
                                                                    -------             -------

Other assets:
  Cost in excess of net assets
      of businesses acquired . . . . . . . .                          5,213               5,341
  Other intangibles, net . . . . . . . . . .                            759                 809
  Other. . . . . . . . . . . . . . . . . . .                            147                 226
                                                                    -------             -------
                                                                      6,119               6,376
                                                                    -------             -------
     Total assets. . . . . . . . . . . . . .                        $13,591             $18,603
                                                                    -------             -------
                                                                    -------             -------

  The accompanying notes are an integral part of the consolidated financial statements.

                           WELLSTEAD INDUSTRIES, INC.
                     CONSOLIDATED BALANCE SHEETS (unaudited)
                                 (in thousands)


                                                                  Sept. 30,            December 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                                  1995                  1994
                                                                      ----                  ----
Current Liabilities:
  Notes payable to banks . . . . . . . . . . . . . . . .            $ 3,693             $ 5,450
  Current maturities of long-term obligations. . . . . .              3,080               3,110
  Accounts payable, trade. . . . . . . . . . . . . . . .              3,422               4,014
  Accrued expenses . . . . . . . . . . . . . . . . . . .              1,219               2,764
                                                                    -------             -------
     Total current liabilities . . . . . . . . . . . . .             11,414              15,338
                                                                    -------             -------
Long term debt, less current portion . . . . . . . . . .              1,795               2,053
                                                                    -------             -------
Redeemable preferred stock, $.01 par value;
Series A; 58,824 shares authorized; none issued;
Series B; 7,500 shares authorized; issued and
outstanding 3,975 shares; Series C; 20,000
shares authorized; issued and outstanding
16,500 shares. . . . . . . . . . . . . . . . . . . . . .              2,047               2,047

Stockholders' (deficiency) equity:
  Preferred stock, $.01 par value, 913,676 shares authorized; none issued

  Common stock, $.01 par value; 4,000,000 shares
  authorized; 1,356,380 shares and 1,282,380
  shares issued in 1994 and 1993, respectively . . . . .                 64                  64

  Additional paid-in capital . . . . . . . . . . . . . .             37,707              37,707

  Accumulated deficit. . . . . . . . . . . . . . . . . .            (36,154)            (35,324)

  Common stock held in treasury, at cost,
  172,334 shares . . . . . . . . . . . . . . . . . . . .             (3,282)             (3,282)
                                                                    -------             -------
     Total stockholders' (deficiency). . . . . . . . . .             (1,665)               (835)
                                                                    -------             -------
     Total liabilities and stockholders' equity. . . . .            $13,591             $18,603
                                                                    -------             -------
                                                                    -------             -------

     The accompanying notes are an integral part of the consolidated financial statements.

                           WELLSTEAD INDUSTRIES, INC.
                CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
               FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 1995
                   (in thousands except for per share amounts)



                                                                      1995                1994
                                                                      ----                ----
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . .        $ 6,699             $11,034

Cost of sales. . . . . . . . . . . . . . . . . . . . . . . .          5,493               9,067
                                                                    -------             -------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . .          1,206               1,968

Selling, general and administrative expenses . . . . . . . .          1,457               2,532
                                                                    -------             -------
Income from operations . . . . . . . . . . . . . . . . . . .           (251)               (564)
                                                                    -------             -------
Nonoperating (income) expense:
  Interest expense . . . . . . . . . . . . . . . . . . . . .            245                 386
  Other, net . . . . . . . . . . . . . . . . . . . . . . . .            (15)                 18
                                                                    -------             -------
                                                                        230                 404
                                                                    -------             -------

Net (Loss) . . . . . . . . . . . . . . . . . . . . . . . . .        $  (481)            $  (986)
                                                                    -------             -------
                                                                    -------             -------
Per share data:
  Net Income (Loss). . . . . . . . . . . . . . . . . . . . .        $  (.41)            $  (.89)
                                                                    -------             -------

  Weighted average shares outstanding. . . . . . . . . . . .          1,184               1,092
                                                                    -------             -------
                                                                    -------             -------


     The accompanying notes are an integral part of the consolidated financial statement.

                           WELLSTEAD INDUSTRIES, INC.
                CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1995
                   (in thousands except for per share amounts)



                                                            1995           1994
                                                            ------         ------
Net sales. . . . . . . . . . . . . . . . . . . . .         $23,138       $36,428

Cost of sales. . . . . . . . . . . . . . . . . . .          18,697        29,245
                                                          --------      --------

Gross profit . . . . . . . . . . . . . . . . . . .           4,441         7,183

Selling, general and administrative expenses . . .           4,538         7,904
                                                          --------      --------

Income from operations . . . . . . . . . . . . . .             (97)         (721)
                                                          --------      --------

Nonoperating (income) expense:
  Interest income. . . . . . . . . . . . . . . . .                            (1)
  Interest expense . . . . . . . . . . . . . . . .             796           938
  Other, net . . . . . . . . . . . . . . . . . . .             (63)          (19)
                                                          --------      --------

                                                               733           269
                                                          --------      --------

Net (Loss) . . . . . . . . . . . . . . . . . . . .        $   (830)     $ (1,639)
                                                          --------      --------
                                                          --------      --------
Per share data:
  Net Income (Loss). . . . . . . . . . . . . . . .        $   (.70)     $  (1.50)
                                                          --------      --------

  Weighted average shares outstanding. . . . . . .           1,184         1,092
                                                             -----         -----
                                                             -----         -----

     The accompanying notes are an integral part of the consolidated financial statement.

                           WELLSTEAD INDUSTRIES, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1995
                                 (in thousands)

                                                                            1995          1994
                                                                         --------       --------
Cash flows from operating activities:
  Net loss . . . . . . . . . . . . . . . . . . . . . . . . . .           $  (830)       $(1,639)

Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
  Depreciation and amortization. . . . . . . . . . . . . . . .               456            962
  Provision for losses on accounts receivable. . . . . . . . .                89             90
  Provision for losses on inventory. . . . . . . . . . . . . .                72             36
  Valuation allowance on fixed assets held for sale,
    net of gain on disposal. . . . . . . . . . . . . . . . . .
  Gain on sale of assets . . . . . . . . . . . . . . . . . . .               (14)           (22)
  Write-down of investment in PPI. . . . . . . . . . . . . . .               (20)             0

Changes in assets and liabilities, net of effects
 from sale of investment interest in PPI in 1995:
  Lockbox cash . . . . . . . . . . . . . . . . . . . . . . . .               (22)             0
  Accounts receivable. . . . . . . . . . . . . . . . . . . . .               416          1,192
  Inventories. . . . . . . . . . . . . . . . . . . . . . . . .               961            779
  Prepaids and other . . . . . . . . . . . . . . . . . . . . .                17           (155)
  Cost and estimated earnings in excess of related billings. .                              819
  Accounts payable and accrued expenses. . . . . . . . . . . .            (1,479)        (1,475)
                                                                          ------         -------

Net cash provided (used in) by operating activities. . . . . .              (354)          (103)
                                                                          ------         -------
                                                                          ------         -------
Cash flows from investing activities:
  Purchase of property, plant and equipment. . . . . . . . . .               (75)          (126)
  Proceeds from sales of property, plant and equipment . . . .                30             35
  Proceeds from sale of investment interest in PPI . . . . . .             1,500              0
  (Increase) decrease in other assets. . . . . . . . . . . . .              (359)           (84)
                                                                          ------         -------
Net cash used in investing activities. . . . . . . . . . . . .             1,096           (175)
                                                                          ------         -------

                           WELLSTEAD INDUSTRIES, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
         FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1995 (continued)
                                 (in thousands)


                                                                                 1995            1994
                                                                                ------          -----
Cash flows from financing activities:
  Proceeds from (payments of) notes payable to bank, net . . . . . . .          (1,029)          (219)
  Issuance of long-term obligations. . . . . . . . . . . . . . . . . .               0             34
  Increase in long-term liabilities. . . . . . . . . . . . . . . . . .               0            236
  Proceeds from issuance of common stock . . . . . . . . . . . . . . .               0            413
  Payments of long-term obligations. . . . . . . . . . . . . . . . . .            (137)          (471)
                                                                               -------        -------
Net cash provided (used in) by financing activities. . . . . . . . . .          (1,166)             7
                                                                               -------        -------
Increase (decrease) in cash and cash equivalents . . . . . . . . . . .            (424)            (7)

Cash and cash equivalents at beginning of year . . . . . . . . . . . .              25           (285)
                                                                               -------        -------
Cash and cash equivalents at end of period . . . . . . . . . . . . . .         $  (399)       $   125
                                                                               -------        -------
                                                                               -------        -------

The accompanying notes are an integral part of the consolidated financial statements.

                           WELLSTEAD INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   BASIS OF FINANCIAL STATEMENTS (UNAUDITED)

The consolidated financial statements have been prepared without audit and include all normal recurring adjustments, necessary to present fairly the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. Operating results for interim periods are not necessarily indicative of the results expected for the full year. The consolidated financial statements should be read in conjunction with the Annual Report to stockholders and the Annual Report on Form 10-K.

2.   INVENTORIES

Inventories are comprised of the following amounts:

                                                     September 30,         December 31,     September 30,
                                                          1995                 1994              1994
                                                     -------------          ----------      -------------
     Raw materials component parts . . . . .           $    4,847           $  415,240       $  422,803
     Resale merchandise. . . . . . . . . . .            3,572,212            4,602,056        5,466,569
     Less allowance for slow moving
         inventory . . . . . . . . . . . . .             (560,737)            (802,175)        (584,195)
                                                       ----------           ----------       ----------
                                                       $3,016,322           $4,215,121       $5,305,177

3.   SEGMENT INFORMATION

In 1994, the Company operated through two wholly-owned subsidiaries in two business segments. The first segment was the distribution of industrial health, fire and safety supplies for worker and facilities protection carried out through Control Resource Systems, Inc. ("CRSI"). The second segment was the design, fabrication, and installation of custom exhibits for corporate trade show, museums, and parks carried out through Promotion Products, Inc. ("PPI").

In late December 1994, CRSI faced an acute shortage of working capital. In order to raise cash promptly to meet CRSI's need for working capital, on January 9, 1995, the Company sold 86% of its investment in PPI for $1,500,000 to a corporation formed by a group of the Company's shareholders. The value was determined by a valuation conducted by an independent firm selected by the Company's outside unrelated director. The Company holds an option expiring January 31, 1996 to repurchase the equity interest sold in PPI at the same price plus interest and transaction expenses. As a result of the sale, the Company recognized a loss of $3,063,000 in the fourth quarter of 1994 from the write off of PPI goodwill.

In 1995, the Company will no longer consolidate PPI and will begin to account for its remaining investment using the equity method of accounting.

                           WELLSTEAD INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


4.   LOSS PER SHARE

Loss per share is computed by dividing the net loss by the weighted average number of shares of common stock equivalents outstanding during the year, after deducting preferred dividends.

ITEM 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
---------------------

     NET SALES

     Consolidated net sales for the third quarter ended September 30, 1995 were $6,699,000 which represents a decrease of 39.2% as compared to the same period for 1994. Sales for the nine months ending September 30, 1995 were $23,138,000 which represents a decrease of 36.5% compared to the same period for 1994.

     For the third quarter, $1,887,982 of the sales decrease compared to the same period of 1994 resulted from the exclusion of PPI sales in 1995. For the year to date, the exclusion of PPI sales in 1995 accounted for $6,171,226 of the decrease compared to the nine-month period in 1994.

     Third quarter 1995 sales decreased compared to the same period in 1994 and to the second quarter of 1995 because the Company experienced working capital shortages which have caused shipments from vendors to be erratic. As a result, the Company's orders from customers are often placed on back order, which has caused order fill rates to deteriorate. Some customers have had to turn to competitors to obtain supplies of essential items.

     COST OF SALES/GROSS PROFIT

     Gross profit for the third quarter of 1995 was $1,206,000 or 18.0% of sales compared to third quarter gross profit of $1,968,000 or 17.8% for the same period 1994. For the nine months to date, gross profit was $4,441,000 or 19.2% of sales, compared to $7,183,000 or 19.7% of sales for the same period 1994.

     The decrease in gross profit in both the third quarter and the year-to-date is due primarily to the exclusion of PPI from the 1995 financial results as well as the decline in the industrial safety supply business. Gross profit in the third quarter was further reduced because the Company had to incur additional expense to maintain customer service, for example, higher cost substitute goods were sometimes provided when the Company was stocked out of the customer's preferred item and, in other cases, additional shipping expense was incurred to rush previously back ordered items to customers.

     The decrease in gross profit in both the third quarter and the year-to-date is due primarily to the exclusion of PPI from the 1995 financial results and the decline in the industrial safety supply business.

ITEM 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS (continued)

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

     Selling, general, and administrative expenses were $1,457,000 or 21.7% of sales for the third quarter 1995 compared to $2,532,000 or 22.9% of sales for the same period in 1994. For the nine months to date, selling, general and administrative expenses were $4,538,000 or 19.6% of sales as compared to $7,904,000 or 21.7% for the same period 1994.

     The exclusion of PPI's results for the third quarter and year-to-date accounted for $359,222 and $1,151,138, respectively, of the decrease in operating expenses compared to the same periods in 1994. The remainder of the decrease has resulted from the Company's action to reduce these expenses in its distribution business.

     NON-OPERATING (INCOME) AND EXPENSE

     Non-operating expenses of $230,000 reflect a decrease of $174,000, or 43 percent, as compared to the same period 1994. The primary reason for the reduction in non-operating expense is a reduction in borrowings from the Company's secured lender. These borrowings have been paid down significantly as the Company's collateral borrowing base, receivables and inventory, has dropped. The exclusion of PPI also contributed to the reduction in interest.

     NET LOSS

     The Company reported a net loss of $481,000 for the third quarter. As discussed in the next section, the Company's ability to continue as a going concern is uncertain in the light of the deteriorating operating results and working capital position.


FINANCIAL CONDITION
-------------------

     LIQUIDITY

     Working capital at September 30, 1995 was a deficit of $5,412,000 compared to a deficit of $5,485,000 at December 31, 1994. The working capital deficit increased $488,000 in the third quarter of 1995. Working capital in the third quarter decreased as a result of the decrease in cash ($496,000), accounts receivable ($505,000) and inventory ($698,000) while the line of credit with the Company's secured lender decreased $849,000 and trade payables decreased $354,000.

ITEM 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS (continued)

     In January, the Company completed the sale of 86% of its investment in PPI for $1,500,000 in cash. In addition, CRSI's primary lender provided a $300,000 overline advance. These funds were used to provide working capital for CRSI. As of September 30, the Company had repaid the $300,000 overline advance. The entire amount of the cash proceeds of the PPI sale has been used to fund the operations of CRSI.

     The Company has a revolving credit agreement, which contains a borrowing formula, with a financial subsidiary of a bank. This agreement allows the distribution business to borrow 85% of the eligible accounts receivable plus 50% of the eligible inventory, not to exceed $5,000,000; subject to an overall limitation of $8,500,000. Based on this borrowing formula, the Company had borrowed the maximum allowable amounts as of September 30, 1995. The agreement contains numerous covenants limiting the activities of the Company (see Form 10-K). As of September 30, 1995, the Company was not in compliance with these financial covenants.

     The Company currently has neither cash reserves nor any unused borrowing availability to fund operations. In recent weeks, the Company has been obtaining its daily cash needs to meet critical expenses solely through daily advances from its secured lender. Since the Company is in default in its secured loan obligation, there is no assurance that these daily advances will be continued. Due to the deteriorating condition of working capital, the Company is actively investigating a number of options, including the sale of its sole operating subsidiary, Control Resource Systems, Inc., in an effort to improve the financial condition of the Company.

     The Company has issued $3,000,000 Secured Subordinated 12% promissory notes due December 31, 1997, with interest due monthly beginning January 1, 1994. These notes contain restrictive covenants similar to the covenants under the revolving credit agreement covenants mentioned above. Since the Company is in default on these covenants, the amount of these notes has been classified as current.

     The Company has placed properties in Indiana and Alabama for sale with an approximate value of $1,100,000. Interest in the properties has been shown by prospective buyers. The Company is currently negotiating with a prospective buyer for its Indiana property. The proceeds from the sale of these properties will be used to reduce debt. No interest has been shown in the Alabama property.

ITEM 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS (continued)

     As of December 31, 1994, the Company accrued for the expected expenses related to it's restructuring steps. In addition, it accrued additional reserves relating to certain tax liabilities and other claims against the Company. As of September 30, 1995, the Company believes that a portion of the provision of these accrued liabilities may not be necessary. Accordingly, in the first nine months of 1995 it has reduced this provision for liabilities by approximately $200,000.

     The Company has not paid dividends, which are due on its Series B and Series C Preferred Stock. The unpaid dividends amount to $190,000 and are cumulative; however, the directors have not declared dividends for the second quarter and the year-to-date.

     OPERATIONS

     The Company's operations deteriorated significantly in the third quarter and, have worsened in recent weeks because the Company's vendors have stopped shipping products to the Company. The Company is unable to purchase products either for direct shipment to customers or for inventory replenishment. As a result, a number of the Company's major customers have begun to move their orders to competitors. At the same time, several of the Company's key sales people have resigned. Thus, the Company's ability to continue as a going concern is highly uncertain.

     Due to the deteriorating condition of its operations and working capital, the Company is considering a number of options, including the sale of its sole operating subsidiary, CRSI, in an effort to improve the financial condition of the Company. It is also negotiating with Congress Financial, its principal secured lender, to resolve the CRSI loan default. Such a resolution may occur through an asset sale, a foreclosure, a corporate reorganization, or other means.

                          PART II -- OTHER INFORMATION

ITEM 3 -- SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


     Three of the Company's four directors resigned in October. The remaining director, John W. Burkhart, is seeking to fill the vacancies created by the resignations.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              WELLSTEAD INDUSTRIES, INC.
                              --------------------------
                              (Registrant)



Date:    November 16, 1995         /s/: John W. Burkhart
        ---------------------      -------------------------------
                                   John W. Burkhart
                                   Chairman of the Board,
                                   Chief Executive Officer,
                                   President



Date:    November 16, 1995         /s/: Carmen J. DiCioccio
        ---------------------      ------------------------------
                                   Carmen J. DiCioccio
                                   Assistant Treasurer & Secretary